

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2013

Via E-mail
H. William Willoughby
Director, President, Secretary, Principal Financial Officer and Principal Accounting Officer
CRI Hotel Income Partners, L.P.
c/o C.R.I., Inc.
1200 Rockville Pike
Rockville, MD 20852

> **Re: CRI Hotel Income Partners, L.P.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 033-11096**

Dear Mr. Willoughby:

We have reviewed your response dated August 22, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 15. Exhibits, Financial Statement Schedule and Related Partnership Matters, page IV-1

1. Financial Statements

Consolidated Statements of Cash Flows, page IV-11

1.   We note your response to prior comment 1. Please address the following items related to your response:

   a. We remain unclear why the adjustments for "(Decrease) increase in liabilities held for sale" and "Decrease (increase) in assets held for sale" are necessary to reconcile between net income (loss) and net cash provided by operating activities for the period presented. Please provide us with a more detailed rollforward of assets and liabilities held for sale which ties to the amounts reflected on your consolidated statements of cash flows. Your rollforward should clearly indicate the "2012 activity" that is included in the aforementioned adjustments, and explain why this activity is properly classified as an operating activity.

b. Please tell us the actual cash proceeds received from the sale of the Clearwater and Scottsdale properties individually. Additionally, please reconcile these amounts to the proceeds from sale of properties shown on your Consolidated Statements of Cash Flows. Finally, please provide us with an analysis which reconciles the proceeds to the total gain on sale.

c. Please reconcile the amount presented in your attachment 3 for liabilities held for sale at December 31, 2012 to your consolidated balance sheet.

Form 10-Q for period ended March 31, 2013

Item 6. Exhibits

Exhibit 31.2

2. We note your response to prior comment 2 and your indication that you filed an amendment to your Form 10-Q for the period ended March 31, 2013 on August 14, 2013. We are unable to locate such amendment. Please advise or amend to provide.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant